Filed by Amersham plc
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
under the Securities Exchange Act of 1934

Subject Company: Amersham plc
Commission File No.:1-14710

Letter from Donald H. Brydon, Chairman of Amersham plc, to holders of Amersham plc ordinary shares and to participants in the Amersham plc share option schemes.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately seek your own personal advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Amersham shares, please send this document at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

To holders of Amersham ordinary shares and to participants in the Amersham share option schemes

13 October 2003

Dear shareholders and option holders

Recommended acquisition by GE of Amersham

On 10 October 2003, GE and Amersham announced their agreement on the terms of a recommended acquisition by GE of Amersham. A copy of the announcement containing further details of the terms and conditions of the proposed acquisition is attached to this letter. Defined terms used in this letter have the meanings given to them in the attached announcement.

You are not required to take any action at this stage. As you will see from the announcement, the proposed acquisition is conditional upon, amongst other things, regulatory clearances being obtained from the relevant competition authorities in Europe and the United States. We shall write to you with further information concerning the proposed acquisition once these conditions have been satisfied. GE has indicated that it expects to obtain the necessary clearances within the first half of 2004, although this cannot be assured.

In the meantime, Amersham will proceed about its business as normal. In particular, there will be no change to the Amersham interim dividend of 2.85 pence per share, which will be paid to shareholders on 31 October 2003 as previously announced.

2

Since 1990, Amersham’s strategic focus has been on “enabling molecular medicine”. The mergers, acquisitions and partnerships that we have undertaken have all been designed to advance this strategy, adding capabilities to our organisation, adding value to our shareholders and underpinning our desire to deliver scientific innovation to our customers and our partners. The combination of Amersham with the GE Medical Systems business will enable us to accelerate this strategy and to advance more quickly towards our vision of enabling personalised medicine.

Yours sincerely

Donald H. Brydon
Chairman

3

The directors of Amersham accept responsibility for the information contained in this letter and for the information contained in the attached announcement relating to Amersham and its directors. To the best of the knowledge and belief of the directors of Amersham (who have taken all reasonable care to ensure that such is the case), the information contained in this letter and the announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of GE Investments accept responsibility for the information contained in the attached announcement relating to GE Investments. To the best of the knowledge and belief of the directors of GE Investments (who have taken all reasonable care to ensure that such is the case), the information contained in the announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of General Electric accept responsibility for the information contained in the attached announcement, except for the information relating to Amersham, the directors of Amersham and GE Investments. To the best of the knowledge and belief of the directors of General Electric (who have taken all reasonable care to ensure that such is the case), the information contained in the announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Unless otherwise determined by GE and permitted by applicable law and regulation, copies of this letter and the attached announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Japan or Australia and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Japan or Australia. If the Acquisition is implemented by way of an Offer (unless otherwise determined by GE and permitted by applicable law and regulation), the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, nor will it be made in or into, Canada, Japan or Australia and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities. An offer is not being made in the United States or Norway by means of this letter or the attached announcement.

This letter and the attached announcement do not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when GE commences its proposed acquisition of Amersham Securities and the Acquisition is implemented by way of a Scheme, any securities to be issued pursuant to the Scheme will not be registered under the US Securities Act of 1933 (as amended) but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the Acquisition Document to the SEC under cover of a Form 6-K. If and when GE commences its proposed acquisition of Amersham Securities and the Acquisition is implemented by way of an Offer rather than a Scheme, General Electric will file a Registration Statement relating to the Offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the Offer. Such prospectus and other documents will contain important information about GE, Amersham, the Offer and related matters. Holders of Amersham Securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the Offer. Holders of Amersham Securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the Offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA OR JAPAN.

NOT FOR RELEASE UNTIL	7:00 AM GMT ON 10 OCTOBER 2003

Recommended share exchange acquisition

by

General Electric Company and GE Investments, Inc.

of

Amersham plc

Summary of the Acquisition

•	GE and Amersham announce their agreement on the terms of a recommended share exchange acquisition by GE of Amersham.

•	The making of the Acquisition is subject to the satisfaction or waiver of certain regulatory pre-conditions and is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

•	Applying the Exchange Ratio on the basis of the Sterling GE Price at Announcement of £18.32, Amersham Shareholders would be entitled to 0.4367 New GE Shares for every Amersham Share held. On this basis, the terms of the Acquisition value each Amersham Share at 800 pence and the diluted share capital of Amersham at approximately £5.7 billion ($9.5 billion).

•	These terms represent a premium of approximately 45 per cent. over the price of an Amersham Share of 552 pence as at the close of business on 7 October 2003, the last trading day prior to the announcement by Amersham that it had received an approach.

•	Upon completion of the Acquisition, Sir William Castell will become a Vice Chairman and member of the Board of Directors of General Electric and, as CEO of GE Healthcare Technologies, will have financial and leadership responsibility for GE Healthcare Technologies, the combined Amersham and GE Medical businesses. Sir William Castell will also lead the integration process to deliver the expected operating synergies. Joseph Hogan, Senior Vice President of General Electric, will continue to lead the GE Medical business. The GE Healthcare Technologies business will be based with Sir William Castell in the UK.

•	The Acquisition will be made in exchange for New GE Shares based on an Exchange Ratio which will be finally determined at Completion. The Exchange Ratio is subject to certain adjustments depending on movements in the Sterling GE Price up to the Completion Date.

—	If the Sterling GE Price at Completion is below the Sterling GE Price at Announcement, the Exchange Ratio will increase to provide that Amersham Shareholders continue to receive New GE Shares with a value in sterling of 800 pence, save that in no circumstances shall GE deliver pursuant to the Acquisition more than the Maximum Exchange Ratio of 0.5571 New GE Shares per Amersham Share.

—	The Maximum Exchange Ratio would be reached if the Sterling GE Price at Completion declined to £14.36, which is 21.6 per cent. lower than the Sterling GE Price at Announcement.

—	If the Sterling GE Price at Completion is above the Sterling GE Price at Posting (the period between Posting and Completion is expected to be approximately 6 weeks), the Exchange Ratio (as determined at Posting) will remain fixed until the value in sterling of the New GE Shares to be received equals 808 pence per Amersham Share and will then be reduced proportionately to maintain a maximum value in sterling of 808 pence per Amersham Share at Completion. The Exchange Ratio at Posting will be set out in the Acquisition Document.

—	Once the value per Amersham Share determined by the Exchange Ratio has reached 808 pence there will be no limit to the proportionate reduction in the number of New GE Shares which would be received under the Acquisition as the Sterling GE Price increases.

•	The acquisition of Amersham, a global leader in diagnostic imaging agents and in life sciences, significantly advances General Electric’s strategy of addressing high-growth, high-technology segments of the global healthcare industry. Amersham’s imaging agents and biosciences businesses will add new, high-technology platforms to GE Medical’s diagnostic imaging, healthcare services and information technology businesses, positioning GE Medical to participate in exciting new developments in molecular imaging and personalised medicine.

•	The combination of Amersham and GE Medical is expected by General Electric to be non-dilutive to 2004 earnings per share (before in-process research and development charges) and $0.01 accretive in 2005. General Electric expects to generate revenue synergies by the end of the third full year in the order of $350 million to $400 million per annum, which are expected to translate into operating profit synergy benefits of $100 million to $200 million per annum. General Electric expects the revenue synergies to be achieved through a variety of means, including access to new channels for each company’s products and services, channel efficiencies, accelerated global expansion and new product introductions. Similarly, General Electric expects to achieve cost synergies for the combined business in the range of $300 million to $400 million per annum by the end of the third full year, an amount that represents approximately 3 per cent. of the combined businesses’ total cost base. General Electric expects these cost synergies to be achieved through a variety of means including improved sourcing, reduced general and administration and global infrastructure costs and operating efficiencies across the combined businesses. General

Electric expects approximately half of these revenue and cost synergies to be achieved by the end of the first full year following the Acquisition.*

•	The Amersham Board, which has been so advised by JPMorgan and Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Amersham Board, JPMorgan and Morgan Stanley have taken into account the commercial assessment of the Amersham Board. Accordingly, the Amersham Board intends unanimously to recommend that Amersham Shareholders vote in favour of the Scheme (or, if applicable, accept the Offer) as the directors of Amersham have undertaken to do in respect of their own respective beneficial holdings of Amersham Shares (representing, in aggregate, approximately 0.05 per cent. of the Amersham Shares currently in issue).

Commenting on the acquisition, Jeffrey R. Immelt, Chairman of the Board and Chief Executive of General Electric, said:

“GE and Amersham will be an exciting combination of talents, businesses and technologies. Amersham’s diagnostic pharmaceutical and life sciences business will add new, high growth platforms to GE Medical’s diagnostic imaging, services and healthcare information technology businesses. The combination of this technological and market knowledge will allow GE to accelerate the development of molecular imaging and personalised medicine where it will be possible to predict and treat disease with therapies tailored to the individual.

We’re delighted to bring Sir William Castell and his team to GE to help make this vision a reality.”

Donald Brydon, Chairman of Amersham, said:

“The combination of these businesses represents good value for our shareholders and is good news for our customers and employees.”

Sir William Castell, Chief Executive of Amersham, said:

“Combined with the complementary capabilities of General Electric this transaction enables us to accelerate the realisation of our vision of personalised medicine. We will have the competencies, the marketing reach and the financial resources to bring disease prediction, diagnosis and personalised treatment into the mainstream of medical practice. Our customers should now raise their expectations as to what is deliverable from this new chapter in medicine.”

The Acquisition and the posting of the Acquisition Document are subject to certain Pre-Conditions relating to the obtaining of certain regulatory clearances in the European Union and the United States. GE and Amersham intend to proceed with the Acquisition through despatching the formal Acquisition Document as soon as practicable after these Pre-Conditions are satisfied or waived.

•	The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

The Acquisition will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the Acquisition will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of the NYSE (except to the extent exempt from such requirements) as well as applicable Norwegian rules and regulations.

This summary should be read in conjunction with the full text of this announcement.

GE has been advised by Goldman Sachs. Amersham has been advised jointly by JPMorgan and Morgan Stanley.

There will be a joint analysts and investors presentation in London at 9:00 AM GMT (4:00 AM EDT) today at Goldman Sachs International, Rivercourt Building, 120 Fleet Street, London EC4A 2BB with a web-casting facility on Amersham’s web site (www.amersham.com). There will also be a dial-in conference call facility for the 9:00 AM GMT (4:00 AM EDT) presentation; dial-in details are as follows:

UK:	0808 100 5150
US/International:	+44 208 974 7900
Access Code (to be quoted):	‘Analyst Call’

A recording of the presentation will be accessible through each of General Electric’s and Amersham’s web sites.

An interview with Sir William Castell in video/audio and text is available on: http//www.amersham.com and on http//www.cantos.com.

General Electric’s third quarter 2003 earnings presentation will be presented at 1:30 PM GMT (8:30 AM EDT) through a web-casting facility which can be accessed on General Electric’s web site at www.ge.com. For persons unable to access the webcast, dial-in details are as follows:

US:	+1 877 810 2615
UK/International:	+1 617 786 8334
Access Code:	29085584

Enquiries:

General Electric Company

Richard Wacker (GE Investor Relations)	+1 203 373 2468
Pam Wickham (GE Medical Systems)	+1 262 544 3530
Louise Binns (GE Corporate Europe)	+32 2 235 6912
Peter Stack (GE Corporate Financial)	+1 203 373 2283

GE Investments, Inc.

Richard Wacker (GE Investor Relations)	+1 203 373 2468

Goldman Sachs International

Simon Dingemans	+44 20 7774 1000
Richard Butland	+44 20 7774 1000

Tulchan Communications

Andrew Grant	+44 20 7353 4200

Amersham plc

Alexandra Morris (Investor Relations)	+44 1494 542 051
Dr Lynne Gailey (Media Relations)	+44 1494 542 050
Dr Graeme Holland (Media Relations)	+44 1494 542 115
Nancy Thingstad (Media Relations, Norway)	+44 1494 542 141

JPMorgan

Bernard Taylor	+44 20 7742 4000
Julian Oakley	+44 20 7742 4000
Edward Banks	+44 20 7742 4000

Morgan Stanley

Michael Tory	+44 20 7425 5000
Johannes Groeller	+44 20 7425 5000

Brunswick

Louise Charlton	+44 20 7396 5373
Jon Coles	+44 20 7404 5959

Financial Dynamics

David Yates	+44 7788 14 4459
Jonathan Birt	+44 7884 23 8952

The availability of the Acquisition to persons who are not resident in the United Kingdom, Norway or the United States may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom, Norway or the United States should inform themselves of, and observe, any applicable requirements.

Unless otherwise determined by GE and permitted by applicable law and regulation, copies of this announcement and any other documents related to the Acquisition are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Japan or Australia and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Japan or Australia. If the Acquisition is implemented by way of an Offer (unless otherwise determined by GE and permitted by applicable law and regulation), the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, nor will it be made in or into Canada, Japan or Australia and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities. An offer is not being made in the United States or Norway by means of this announcement.

This announcement (and oral statements made regarding the Acquisition, including on the joint analysts and investors presentation announced herein) and other information published by GE and Amersham contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the Acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to successfully combine the businesses of GE Medical and Amersham and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligations to update the forward looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when GE commences its Acquisition for Amersham Securities and the Acquisition is implemented by way of a Scheme, any securities to be issued pursuant to the Scheme will not be registered under the Securities Act but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the Acquisition Document to the SEC under cover of a Form 6-K. If and when GE commences its Acquisitions for Amersham Securities and the Acquisition is implemented by way of an Offer rather than a Scheme, General Electric will file a Registration Statement relating to the Offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the Offer. Such prospectus and other documents will contain important information about GE, Amersham, the Offer and related matters. Holders of Amersham Securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the Offer. Holders of Amersham Securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the Offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

The contents of this announcement insofar as it relates to Amersham, the Amersham Group and the directors of Amersham have been approved by JPMorgan and Morgan Stanley while the remainder of the contents have been approved by Goldman Sachs, in each case solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of JPMorgan nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of General Electric or of Amersham, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of General Electric or Amersham is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12:00 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the period to the date on which the Scheme becomes effective (or, if applicable, the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn). Dealings by GE or by Amersham or by their respective “associates” (within the definition set out in the City Code) in any class of securities of General Electric or Amersham until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA OR JAPAN.

NOT FOR RELEASE UNTIL	7:00 AM GMT ON 10 OCTOBER 2003

Recommended share exchange acquisition

by

General Electric Company and GE Investments, Inc.

of

Amersham plc

1. Introduction

GE and Amersham announce their agreement on the terms of a recommended share exchange acquisition by GE of Amersham. The making of the Acquisition is subject to the satisfaction or waiver of certain Pre-Conditions and is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

Applying the Exchange Ratio on the basis of the Sterling GE Price at Announcement of £18.32, Amersham Shareholders would be entitled to 0.4367 New GE Shares for every Amersham Share held. On this basis, the terms of the Acquisition value each Amersham Share at 800 pence and the diluted share capital of Amersham at approximately £5.7 billion ($9.5 billion).

These terms represent a premium of approximately 45 per cent. over the price of an Amersham Share of 552 pence as at the close of business on 7 October 2003, the last trading day prior to the announcement by Amersham that it had received an approach.

The Amersham Board, which has been so advised by JPMorgan and Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Amersham Board, JPMorgan and Morgan Stanley have taken into account the commercial assessment of the Amersham Board. Accordingly, the Amersham Board intends unanimously to recommend that Amersham Shareholders vote in favour of the Scheme (or, if applicable, accept the Offer) as the directors of Amersham have undertaken to do in respect of their own respective beneficial holdings of Amersham Shares (representing, in aggregate, approximately 0.05 per cent. of the Amersham Shares currently in issue).

The sources and bases of information contained in this announcement are set out in Appendix IV and the definitions of certain expressions used in this announcement are contained in Appendix V.

2. The Acquisition

Under the Scheme, and subject to the Pre-Conditions and Conditions and further terms set out in Appendix II and the full terms and conditions that will be set out in the Acquisition Document, Amersham Shareholders and holders of Amersham ADSs will be offered New GE Shares on the following basis:

for each Amersham Share, a number of New GE Shares as determined by the Exchange Ratio at Completion, such number not to exceed 0.5571 for each Amersham ADS, a number of New GE Shares as determined by the ADS Exchange Ratio at Completion, such number not to exceed 2.7855

The Exchange Ratio will be calculated as set out in Section 3 below.

Applying the Exchange Ratio on the basis of the Sterling GE Price at Announcement of £18.32, Amersham Shareholders would be entitled to 0.4367 New GE Shares for every Amersham Share held, valuing each Amersham Share at 800 pence.

Applying the ADS Exchange Ratio on the basis of the Sterling GE Price at Announcement of £18.32, holders of Amersham ADSs would be entitled to 2.1835 New GE Shares for every Amersham ADS held, valuing each Amersham ADS at £40.00.

At Amersham’s request, GE has agreed to offer a dealing facility to Amersham Shareholders who own 5,000 or less Amersham Shares under which the New GE Shares to which such shareholders become entitled may be sold for their benefit at GE’s cost and under which such shareholders would accordingly receive the gross sale proceeds. Details of such facility will be included in the Acquisition Document.

If the Scheme had become effective today, it would result in the delivery pursuant to the Acquisition of up to 307.1 million New GE Shares (being 313.5 million on a diluted basis), representing approximately 3 per cent. of the issued share capital of General Electric as enlarged by the Acquisition. On the basis of the Maximum Exchange Ratio, the Scheme would result in the delivery of 391.7 million New GE Shares (being 399.9 million on a diluted basis).

No fractions of New GE Shares will be issued to holders of Amersham Securities. Fractional entitlements to New GE Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the holders of Amersham Securities entitled to them.

GE Shares are listed on the New York Stock Exchange and also have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. To the extent necessary, applications will be made for the New GE Shares to be listed on the New York Stock Exchange and to the UK Listing Authority for the New GE Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the New GE Shares to be admitted to trading on its market for listed securities. No application will be made to list the New GE Shares on the Oslo Stock Exchange.

3. Exchange Ratio Mechanism

The Exchange Ratio, representing the number of New GE Shares for each Amersham Share (rounded down to four decimal places), will be finally determined at Completion. The Exchange Ratio is subject to certain adjustments depending on the movements in the Sterling GE Price up to the Completion Date and will be established on the following basis:

•	The Acquisition Document will include an Exchange Ratio using a Sterling GE Price calculated on the basis of the average of the daily volume weighted average price of a GE Share on the NYSE for the period of ten consecutive trading days preceding, but not including, the Posting Date. Each such daily price will be converted from dollars into sterling at the Bank of England $/£ fix on the relevant day;

•	The Exchange Ratio at the Posting Date will be determined by dividing 800 pence by the Sterling GE Price at Posting calculated as above (subject to the Maximum Exchange Ratio);

•	If the Sterling GE Price at Completion has declined relative to the Sterling GE Price at Announcement, the Exchange Ratio at Completion (if not already at the Maximum Exchange Ratio) will be increased such that the value of the New GE Shares at Completion remains 800 pence per Amersham Share, save that in no circumstances shall GE deliver more than the Maximum Exchange Ratio of 0.5571 New GE Shares per Amersham Share. The Maximum Exchange Ratio will be reached if the Sterling GE Price at Completion declines to £14.36, which is 21.6 per cent. lower than the Sterling GE Price at Announcement; and

•	If the Sterling GE Price at Completion has increased relative to the Sterling GE Price at Posting (the period between Posting and Completion is expected to be approximately 6 weeks), the Exchange Ratio at Posting will remain fixed until the amount determined by multiplying that Exchange Ratio by the Sterling GE Price at Completion exceeds 808 pence. If this amount exceeds 808 pence, the Exchange Ratio will be reduced proportionately such that the value, based on the Sterling GE Price at Completion, of the number of New GE Shares to be delivered under the Exchange Ratio continues to equal 808 pence per Amersham Share.

The ADS Exchange Ratio will be calculated by multiplying the Exchange Ratio (calculated as described above) by five.

If a dividend has been declared on the GE Shares and the ex-dividend date falls on a day within the ten trading day period in which the Sterling GE Price at Completion is calculated (such that trading is both “cum” and “ex” dividend during such calculation period), Amersham Shareholders will receive a cash amount equal to the amount of such dividend multiplied by the percentage of cum dividend days included in the ten trading days used to determine the Exchange Ratio.

GE and Amersham have agreed in the Implementation Agreement that if any changes are made to General Electric’s or Amersham’s share capital or any extraordinary dividends are paid by General Electric or Amersham after the date of this announcement and before Completion, such adjustments as are necessary will be made to the Maximum Exchange Ratio and the Exchange Ratio as Goldman Sachs, JPMorgan and Morgan Stanley agree are fair and reasonable such that the Exchange Ratio mechanism and the Maximum Exchange Ratio are replicated by reference to the GE Share price or Amersham Share price (as the case may be) as affected by the relevant change in share capital or extraordinary dividend.

4. Dividends

Amersham Shareholders will be entitled to any dividends declared or paid by Amersham in respect of any completed six-month period ended 30 June or 31 December before the Effective Date (or, if applicable, before the date on which the Offer becomes or is declared unconditional in all respects). Amersham has agreed to certain limits on the amount of dividends it can declare or pay. These limits are set out in Appendix III.

GE may elect to pay cash consideration in lieu of any dividend otherwise payable by Amersham. Should it do so, the amount payable will be increased to take account of the fact that any such cash consideration will not have attached to it the tax credit available to individual UK tax resident Amersham Shareholders on dividend payments. If such cash consideration is paid after the date on which the dividend would otherwise have been payable, GE will also compensate Amersham Shareholders for the delay.

New GE Shares will rank pari passu for any dividend declared or paid by General Electric on or after the Effective Date (or, if applicable, after the date on which the Offer becomes or is declared unconditional in all respects).

5. Information on Amersham

Amersham, headquartered in the UK, is a global leader in medical diagnostics and life sciences. The Amersham Group employs over 10,000 people worldwide and had sales of £1.6 billion ($2.4 billion) in 2002. The Amersham Group was formed in 1997 through the mergers of Amersham International (UK), Pharmacia Biotech (Sweden) and Nycomed (Norway).

Amersham has three main business areas: medical diagnostics, operating as Amersham Health, and protein separations and discovery systems, together operating as Amersham Biosciences.

•	Amersham Health (59 per cent. of total Amersham sales in 2002) develops, manufactures and distributes diagnostic imaging agents and radio-pharmaceuticals for all imaging modalities that are used in medical imaging procedures. These diagnostic agents enhance and enable the imaging of anatomy, organs, tissue and cells to assist with the early detection, diagnosis and management of diseases. Key products include the imaging agents OmnipaqueTM, MyoviewTM, OmniscanTM and VisipaqueTM;

•	Protein separations (17 per cent. of total Amersham sales in 2002) develops, manufactures and distributes chromatography purification systems, membrane products and reagents that are used in the development and manufacture of biopharmaceuticals and for the laboratory scale separation of proteins for research and drug development; and

•	Discovery systems (24 per cent. of total Amersham sales in 2002) develops, manufactures and distributes instruments, reagents and software that are used for drug discovery, research and development with applications including protein and DNA analysis for genomics and proteomics, cellular screening and bioassays.

For the financial year ended 31 December 2002, Amersham reported sales of £1.6 billion ($2.4 billion) and net income of £179 million ($269 million). For the six-month period ended 30 June 2003, Amersham reported sales of £808 million ($1.3 billion) and net income of £45 million ($72 million). As at 31 December 2002, Amersham had net assets of £1.2 billion ($1.9 billion) (at 30 June 2003: £1.2 billion ($2.0 billion)).

6. Information on General Electric and GE Investments

General Electric, headquartered in the United States, is a diversified technology and services company dedicated to creating products that make life better from aircraft engines and power generation to financial services, medical imaging, television broadcasting and plastics. General Electric operates in more than 100 countries and employs more than 315,000 people worldwide, including approximately 75,000 in Europe.

GE Medical is a global leader in diagnostic imaging, healthcare services and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam computed tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine and a full line of clinical and business services. For more than 100 years, health-care providers worldwide have relied on GE Medical for high quality medical technology and productivity solutions. GE Medical operates in more than 100 countries and employs more than 30,000 people worldwide. For the financial year ended 31 December 2002, GE Medical reported sales of $9.0 billion (£6.0 billion) and operating profit of $1.5 billion (£1.0 billion). For the six-month period ended 30 June 2003, GE Medical reported revenues of $4.5 billion (£2.8 billion) and operating profit of $746 million (£463 million).

GE Investments, headquartered in the United States, is one of General Electric’s US subsidiaries. GE Investments has direct and indirect ownership of various subsidiaries in the GE Group which have interests in several leading businesses of the GE Group, such as insurance, aircraft engines, industrial systems, lighting, appliances, speciality chemicals and information technology.

For the year ended 31 December 2002, General Electric reported sales of $132 billion (£88 billion) and net income of $14.1 billion (£9.4 billion). For the six-month period ended 30 June 2003, General Electric reported sales of $64 billion (£40 billion) and net income of $6.8 billion (£4.2 billion). As at 31 December 2002, General Electric had total assets of $575 billion (£357 billion) and as at 30 June 2003 $615 billion (£373 billion). As at 9 October 2003, General Electric had a market capitalisation of approximately $302.5 billion (£182.3 billion).

Further information on General Electric is available on its web site at www.ge.com.

General Electric’s third quarter 2003 earnings presentation will be presented at 1:30 p.m. (London time) (8:30 a.m., New York time) through a web-casting facility which can be accessed on its web site.

7. Background to and Reasons for the Acquisition

GE’s acquisition of Amersham strongly fits with the GE Group’s overall strategy for growth. The GE Group’s ongoing strategy centres on five key growth initiatives:

•	Building on the GE Group’s commitment to Technological Excellence to expand margins and build its installed base of products;

•	Providing Services for the customers of the GE Group to improve returns, competitiveness and customer satisfaction;

•	Enduring Customer Relationships that help customers and the GE Group win together over the long term;

•	Continuing Globalisation of the GE Group’s activities to accelerate growth and increase competitiveness — tapping new markets, new sources of supply and new intellectual capital — hiring the very best people from all around the world; and

•	Allocating Capital in businesses and markets that can increase growth and provide higher returns. The GE Group not only grows by acquiring businesses but more importantly by growing the businesses it acquires.

The acquisition of Amersham, a global leader in diagnostic imaging agents and in life sciences, significantly advances General Electric’s strategy of addressing high-growth, high-technology segments of the global healthcare industry. Amersham’s imaging agents and biosciences businesses will add new, high-technology platforms to GE Medical’s diagnostic imaging, healthcare services and information technology businesses, positioning GE Medical to participate in exciting new developments in molecular imaging and personalised medicine. Through the combination of skills in imaging, engineering, biology, chemistry and instrumentation the combined companies will be able to take the knowledge being generated in gene and protein research directly into diagnosis. This will enable GE Medical to accelerate the development of molecular imaging and personalised medicine, where it will be possible to predict, prevent and treat disease with therapies tailored to the individual.

General Electric’s management believes the Acquisition will:

•	Position General Electric for a new chapter in medicine by creating a healthcare company with broad expertise in imaging, diagnostic pharmaceuticals and drug discovery;

•	Create a group of technology and service driven healthcare businesses which will have combined 2003 pro forma revenues in excess of $13 billion;

•	Accelerate the development of molecular imaging and personalised medicine by more rapidly developing and bringing to market new targeted imaging agents and diagnostics that will enable our customers to diagnose, treat and monitor diseases at an earlier stage than ever before;

•	Expand the addressable customer base, providing significant new channels for each company’s products and services around the world. For example, General Electric expects to access new sales channels in the pharmaceutical industry for GE Medical’s imaging technology and services;

•	Perform financially for investors. The combination of Amersham and GE Medical is expected by General Electric to be non-dilutive to 2004 earnings per share (before in-process research and development charges) and $0.01 accretive in 2005. General Electric expects to generate revenue synergies by the end of the third full year in the order of $350 million to $400 million per annum, which are expected to translate into operating profit synergy benefits of $100 million to $200 million per annum. General Electric expects the revenue synergies to be achieved through a variety of means, including access to new channels for each company’s products and services, channel efficiencies, accelerated global expansion and new product introductions. Similarly,

General Electric expects to achieve cost synergies from the combined business in the range of $300 million to $400 million per annum by the end of the third full year, an amount that represents approximately 3 per cent. of the combined businesses’ total cost base. General Electric expects these cost synergies to be achieved through a variety of means including improved sourcing, reduced general and administration and global infrastructure costs and operating efficiencies across the combined businesses. General Electric expects approximately half of these revenue and cost synergies to be achieved by the end of the first full year following the Acquisition*; and

•	Strengthen General Electric’s capital base and AAA credit rating through the issuance of General Electric stock, while maximising flexibility to fund future growth.

8. Business Leadership

Upon completion of the Acquisition, Sir William Castell will become a Vice Chairman and member of the Board of Directors of General Electric and, as CEO of GE Healthcare Technologies, will have financial and leadership responsibility for GE Healthcare Technologies, the combined Amersham and GE Medical businesses. Sir William Castell will also lead the integration process to deliver the expected operating synergies. Joseph Hogan, Senior Vice President of General Electric, will continue to lead the GE Medical business. The GE Healthcare Technologies business will be based with Sir William Castell in the UK.

9. Undertakings by the Directors of Amersham

Undertakings to vote in favour of the Scheme (or, if applicable, accept the Offer) have been received by GE from the directors of Amersham who hold Amersham Shares amounting, in aggregate, to 361,537 Amersham Shares (representing 0.05 per cent. of the issued share capital of Amersham). Such undertakings will cease to be binding if the Amersham Board withdraws its recommendation of the Acquisition.

10. Management and Employees

GE attaches great importance to the skills and experience of the existing management and employees of the Amersham Group and believes that they will benefit from the greater opportunities within the Combined Group. The existing employment rights, including pension rights, of all management and employees of the Amersham Group will be fully safeguarded.

11. Amersham Share Schemes

At the same time as the publication of the Acquisition Document, explanatory letters will be sent to the participants in the Amersham Share Schemes explaining the effect of the Scheme on them and, where applicable, their right to exercise share options or to receive shares under awards.

•	The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

As the Scheme will apply only to Amersham Shares in issue at the Record Date, it is proposed to amend the articles of association of Amersham at the Extraordinary General Meeting to provide that, if the Scheme becomes effective, any Amersham Shares issued after the Record Date will automatically (and immediately following issue) be transferred to GE in exchange for New GE Shares on the same basis as under the Scheme. Consequently, participants in the Amersham Share Schemes who exercise any options or receive shares under awards after the Scheme becomes effective will receive New GE Shares in the same ratio as under the Scheme.

In addition, holders of options under the Amersham Share Schemes will be given the opportunity to release their share options in return for a payment equal to the difference between the option exercise price and the cash value of the New GE Shares delivered pursuant to the terms of the Acquisition as at the Completion Date. Further details of these proposals will be set out in the letters to the participants in the Amersham Share Schemes.

12. Structure of the Acquisition

The Acquisition is expected to be effected, once the Pre-Conditions have been satisfied or waived, by means of a scheme of arrangement between Amersham and its shareholders under section 425 of the Companies Act. The procedure involves an application by Amersham to the Court to sanction the Scheme and confirm the cancellation of all the scheme shares (generally the Amersham Shares at the Record Date), in consideration for which the Amersham Shareholders will receive New GE Shares on the basis set out above.

Before the Final Court Order can be sought, the Scheme will require approval by Amersham Shareholders at a Court convened meeting and approval of the Amersham Shareholders of certain resolutions to be proposed at the Extraordinary General Meeting.

The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). The Scheme will be approved at the Court Meeting if a majority in number representing not less than 75 per cent. in value of the Amersham Shareholders present and voting, either in person or by proxy, votes in favour of the Scheme.

The Extraordinary General Meeting will be convened for the purposes of considering and, if thought fit, passing a special resolution to approve the reduction of Amersham’s share capital and amendments to the articles of association of Amersham necessary to implement the Scheme and any other resolutions that may be necessary.

Once the necessary approvals from the Amersham Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon sanction by the Court and registration of the Final Court Order by the Registrar of Companies in England and Wales.

It is intended that, following the Acquisition becoming effective (or, if applicable, becoming or being declared unconditional in all respects), and subject to applicable requirements of the London, New York and Oslo Stock Exchanges, GE will procure that Amersham will apply to those exchanges for the Amersham Securities to cease trading and to the UK Listing Authority to remove the Amersham Shares from the Official List.

GE and Amersham have agreed that, if GE so elects, the Acquisition may be implemented by way of an Offer. In this event, the Offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme. If GE does elect to implement the Acquisition by way of an Offer, and if sufficient acceptances of the Offer are received and/or sufficient Amersham Shares and Amersham ADSs are otherwise acquired, it is the intention of GE to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Amersham Shares (including Amersham Shares represented by Amersham ADSs) to which the Offer relates.

General Electric and GE Investments, who are to acquire Amersham jointly under the Acquisition, reserve the right to acquire Amersham jointly with one or more other subsidiaries of the GE Group in such proportions as may be agreed. If the acquisition is made with such further subsidiaries, all references to GE as the joint offerors in this announcement should be read as references to GE and such further subsidiaries where the context requires.

13. Implementation Agreement

GE and Amersham have entered into an agreement regarding the implementation of the Scheme (or, if applicable, the Offer) and the conduct of the business of the Amersham Group in the period up to the Effective Date (or, if applicable, the date on which the Offer becomes or is declared unconditional in all respects). Under the Implementation Agreement, a payment may become due to either GE or Amersham in certain circumstances.

The Pre-Conditions allow GE, in the period up to the satisfaction or waiver of the Regulatory Pre-Conditions, not to proceed with the Acquisition if Amersham breaches certain covenants in the Implementation Agreement (described in more detail in Appendix III). Note 2 on Rule 13 of the City Code, which restricts the ability of an offeror to lapse an offer except where the Panel agrees that the circumstances allowing a condition to be invoked are of material significance to the offeror in the context of the offer, will not apply.

Following the satisfaction or waiver of the Regulatory Pre-Conditions, Note 2 on Rule 13 of the City Code will also not apply in respect of breaches of certain of the covenants referred to above in so far as they may be relevant to an invocation of Condition (n) as more fully described in Appendix III, but will apply in all other respects.

A summary of certain provisions of the Implementation Agreement is set out in Appendix III.

14. Disclosure of interests in Amersham

As at 9 October 2003, the last trading day prior to this announcement, GE Pension Fund held 131,614 Amersham Shares.

Save as disclosed above, as at 9 October 2003, the last trading day prior to this announcement, neither GE, nor any of the directors of GE, nor their close relatives and related trusts, nor, so far as GE is aware, any party acting in concert with GE, owned or controlled any Amersham Securities or held any options to purchase Amersham Securities or had entered into any derivative referenced to Amersham Securities. In the interests of confidentiality, GE has not made enquiries in this respect of certain parties who may be presumed by the Panel to be acting in concert with it for the purposes of the Acquisition.

15. Regulation

The Acquisition and the posting of the Acquisition Document are subject to satisfaction or waiver of the Regulatory Pre-Conditions, relating to the obtaining of regulatory clearances from the European Commission and the United States competition authorities. GE and Amersham intend to proceed with the Acquisition through despatching the formal Acquisition Document as soon as practicable after satisfaction or waiver of the Pre-Conditions. The necessary clearances are expected to be obtained within the first half of 2004. If the Pre-Conditions have not been satisfied or waived by 10 October 2004, or such later date as GE may (with the approval of the Panel and, for so long as the Acquisition remains recommended and no Competing Proposal has been announced, Amersham) determine, the Acquisition will not proceed.

16. General

The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and the Conditions and further terms set out in Appendix II, and the full terms and conditions to be set out in the Acquisition Document. In addition, the Acquisition is subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of the New York Stock Exchange (except to the extent exempt from such requirements) as well as applicable Norwegian rules and regulations.

The timetable for the Acquisition will be as approved by the Panel but will also be subject to certain requirements of the SEC. Further details will be contained in the Acquisition Document.

In accordance with Rule 2.10 of the City Code, as at 9 October 2003, 703,135,827 Amersham Shares were in issue. The International Securities Identification Number for Amersham Shares is GB0002747532 and for Amersham ADSs is US0307191082. In addition, as at 26 September 2003, the most recent available date, 10,040,860,127 GE Shares were in issue. The International Securities Identification Number for GE Shares is US3696041033.

GE has been advised by Goldman Sachs. Amersham has been advised jointly by JPMorgan and Morgan Stanley.

Definitions of certain expressions used in this announcement are set out in Appendix V.

17. Recommendation

The Amersham Board, which has been so advised by JPMorgan and Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Amersham Board, JPMorgan and Morgan Stanley have taken into account the commercial assessment of the Amersham Board. Accordingly, the Amersham Board intends unanimously to recommend that Amersham Shareholders vote in favour of the Scheme (or, if applicable, accept the Offer) as the directors of Amersham have undertaken to do in respect of their own respective beneficial holdings of Amersham Shares (representing, in aggregate, approximately 0.05 per cent. of the Amersham Shares currently in issue).

Enquiries:

General Electric Company

Richard Wacker (GE Investor Relations)	+1 203 373 2468
Pam Wickham (GE Medical Systems)	+1 262 544 3530
Louise Binns (GE Corporate Europe)	+32 2 235 6912
Peter Stack (GE Corporate Financial)	+1 203 373 2283

GE Investments, Inc.

Richard Wacker (GE Investor Relations)	+1 203 373 2468

Goldman Sachs International

Simon Dingemans Richard Butland	+44 20 7774 1000 +44 20 7774 1000

Tulchan Communications

Andrew Grant	+44 20 7353 4200

Amersham plc

Alexandra Morris (Investor Relations)	+ 44 1494 542 051
Dr Lynne Gailey (Media Relations)	+ 44 1494 542 050
Dr Graeme Holland (Media Relations)	+ 44 1494 542 115
Nancy Thingstad (Media Relations, Norway)	+ 44 1494 542 141

JPMorgan

Bernard Taylor	+44 20 7742 4000
Julian Oakley	+44 20 7742 4000
Edward Banks	+44 20 7742 4000

Morgan Stanley

Michael Tory	+44 20 7425 5000
Johannes Groeller	+44 20 7425 5000

Brunswick

Louise Charlton	+44 20 7396 5373
Jon Coles	+44 20 7404 5959

Financial Dynamics

David Yates	+44 7788 14 4459
Jonathan Birt	+44 7884 23 8952

The availability of the Acquisition to persons who are not resident in the United Kingdom, Norway or the United States may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom, Norway or the United States should inform themselves of, and observe, any applicable requirements.

Unless otherwise determined by GE and permitted by applicable law and regulation, copies of this announcement and any other documents related to the Acquisition are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Japan or Australia and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Japan or Australia. If the Acquisition is implemented by way of an Offer (unless otherwise determined by GE and permitted by applicable law and regulation), the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, nor will it be made in or into Canada, Japan or Australia and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities. An offer is not being made in the United States or Norway by means of this announcement.

This announcement (and oral statements made regarding the Acquisition, including on the joint analysts and investors presentation announced herein) and other information published by GE and Amersham contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the Acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to successfully combine the businesses of GE Medical and Amersham and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligations to update the forward looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when GE commences its Acquisition for Amersham Securities and the Acquisition is implemented by way of a Scheme, any securities to be issued pursuant to the Scheme will not be registered under the Securities Act but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the Acquisition Document to the SEC under cover of a Form 6-K. If and when GE commences its Acquisitions for Amersham Securities and the Acquisition is implemented by way of an Offer rather than a Scheme, General Electric will file a Registration Statement relating to the Offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the Offer. Such prospectus and other documents will contain important information about GE, Amersham, the Offer and related matters. Holders of Amersham Securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the Offer. Holders of Amersham Securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the Offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

The contents of this announcement insofar as it relates to Amersham, the Amersham Group and the directors of Amersham have been approved by JPMorgan and Morgan Stanley while the remainder of the contents have been approved by Goldman Sachs, in each case solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of JPMorgan nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of General Electric or of Amersham, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of General Electric or Amersham is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12:00 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the period to the date on which the Scheme becomes effective (or, if applicable, the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn). Dealings by GE or by Amersham or by their respective “associates” (within the definition set out in the City Code) in any class of securities of General Electric or Amersham until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

APPENDIX I

Pre-Conditions of the Acquisition

The making of the Acquisition, and the posting of the Acquisition Document, are subject to the following Pre-Conditions being satisfied or waived:

(a)	insofar as the Acquisition constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the “Merger Regulation”), the European Commission making a decision, in terms and in a form satisfactory to GE under Article 6(1)(b) or Article 8(2) of the Merger Regulation (or being deemed to have done so under Article 10(6) of the Merger Regulation) declaring the proposed acquisition of Amersham by GE compatible with the common market;

(b)	all notifications, filings and applications which are necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder having been made and all or any appropriate waiting periods (including any extensions thereof), having expired, lapsed or been terminated (as appropriate) and the United States competition authorities having determined to take no action, in each case in respect of the Acquisition or control of Amersham by GE or any member of the GE Group; and

(c)	the Implementation Agreement not having been terminated in accordance with its terms.

Following satisfaction or waiver of the Regulatory Pre-Conditions, Pre-Condition (c) will cease to apply.

GE reserves the right to waive, in whole or in part, all or any of the Pre-Conditions. The consent of Amersham will be required to any such waiver, save if the Amersham Board has withdrawn its recommendation of the Acquisition or if a Competing Proposal has been announced.

The Acquisition will be made if the Pre-Conditions have been satisfied or waived by no later than the close of business (New York time) on 10 October 2004, or such later date as GE may, with the approval of the Panel, determine. The consent of Amersham will be required to any such extension.

APPENDIX II

Conditions and Further Terms of the Acquisition

Conditions of the Acquisition

The Acquisition which will be made once the Pre-Conditions have been satisfied or waived, will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and to the terms and conditions set out below and the further terms to be set out in the Acquisition Document. In addition, the Acquisition is subject to the applicable requirements of the United States federal and state securities laws and applicable rules and regulations of the NYSE (except to the extent exempt from such requirements) as well as the applicable Norwegian rules and regulations.

1.	The Acquisition and the Scheme will be subject to the following Conditions:

(a)	approval of the Scheme by a majority in number, representing 75 per cent. or more in value present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment of the Court Meeting;

(b)	the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment of the Amersham EGM;

(c)	sanction (with or without modifications, on terms reasonably acceptable to GE) of the Scheme and confirmation of the reduction of capital involved therein by the Court and an office copy of the order of the Court sanctioning the Scheme and confirming the reduction of capital involved in the Scheme being delivered for registration to the Registrar of Companies in England and Wales and being registered by him;

(d)	in the event that Pre-Condition (a) is waived, insofar as the Acquisition constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the “Merger Regulation”), the European Commission making a decision, in terms and in a form satisfactory to GE under Article 6(1)(b) or Article 8(2) of the Merger Regulation (or being deemed to have done so under Article 10(6) of the Merger Regulation) declaring the proposed acquisition of Amersham by GE compatible with the common market;

(e)	in the event that Pre-Condition (b) is waived, all notifications, filings and applications which are necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder having been made and all or any appropriate waiting periods (including any extensions thereof), having expired, lapsed or been terminated (as appropriate) and the United States competition authorities having determined to take no action, in each case in respect of the Acquisition or control of Amersham by GE or any member of the GE Group;

(f)	(i) the approval for listing on the NYSE, subject to official notice of issue, of the New GE Shares; and

(ii)	admission of the New GE Shares to listing on the Official List and to trading on the London Stock Exchange’s market for listed securities becoming effective (or, if GE so determines and subject to the consent of the Panel, the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively);

(g)	(i)	all necessary notifications, filings or applications having been made in connection with the Acquisition and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Acquisition or the acquisition or proposed acquisition by any member of the Wider GE Group of any shares or other securities (or the equivalent) in, or control of, Amersham by GE or any member of the Wider GE Group;

	(ii)	all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (collectively “Consent”) deemed necessary by GE for or in respect of the Acquisition or the acquisition or the proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Amersham by GE or by any member of the Wider GE Group having been obtained in terms and in a form satisfactory to GE from all appropriate Third Parties or persons with whom any member of the Wider Amersham Group has entered into contractual arrangements; and

	(iii)	all such Consents together with all Consents necessary to carry on the business of any member of the Wider Amersham Group having been obtained and remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same at the time at which the Acquisition becomes otherwise unconditional;

(h)	there being no provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider Amersham Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, or any circumstance which, in each case as a consequence of the Acquisition or the acquisition or the proposed acquisition of any shares or other securities (or the equivalent) in Amersham or of a change in the control or management of the Wider Amersham Group or otherwise, would or might reasonably be expected to result in, in any case, to the extent which is material in the context of the Wider Amersham Group taken as a whole:

(i)	any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	any such agreement, arrangement, licence, permit, lease or instrument, or the interests or business of any such member in or with, any person, firm or body (or any agreement or arrangements relating to any such interest or business) or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii)	any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member, in each case, other than in the ordinary course of business;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)	the value of any such member or its financial or trading position being prejudiced or adversely affected;

(vi)	any such member ceasing to be able to carry on business under any name under which it presently does so; or

(vii)	the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider Amersham Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (vii) inclusive of this Condition (h);

(i)	no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected, in any case, to an extent which is material in the context of the Wider GE Group or the Wider Amersham Group (as the case may be) taken as a whole:

(i)	require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the Wider GE Group or any member of the Wider Amersham Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

(ii)	require, prevent or delay the divestiture by any member of the Wider GE Group of any shares or other securities (or the equivalent) in Amersham;

(iii)	impose any limitation on, or result in a delay in, the ability of any member of the Wider GE Group or of the Wider Amersham Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Amersham Group or the Wider GE Group or to exercise management control over any such member;

(iv)	otherwise adversely affect the business, assets or profits of any member of the Wider GE Group or of any member of the Wider Amersham Group;

(v)	make the Acquisition, its implementation or the acquisition or proposed acquisition by GE or any member of the Wider GE Group of any shares or other securities (or the equivalent) in, or control of, Amersham void, illegal, and/or unenforceable in or under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or interfere with or require amendment of, the Acquisition or the acquisition by GE of any shares or other securities (or the equivalent) of Amersham;

(vi)	require any member of the Wider GE Group or the Wider Amersham Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Amersham Group (other than Amersham) or the Wider GE Group owned by any third party;

(vii)	impose any limitation on the ability of any member of the Wider Amersham Group or the Wider GE Group to integrate or co-ordinate its business, or any part of it, with all or any part of the businesses of any other member of the Wider Amersham Group and/or the Wider GE Group; or

(viii)	result in any member of the Wider Amersham Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) having expired, lapsed or been terminated;

(j)	except as disclosed in the Amersham Annual Report and Accounts or the Amersham Interim Results or as otherwise publicly announced by or on behalf of Amersham (by the delivery of an announcement to a Regulatory Information Service as specified in the Listing Rules) prior to 10 October 2003 or as otherwise fairly disclosed to GE in writing by or on behalf of Amersham prior to 10 October 2003, no member of the Wider Amersham Group having, since 31 December 2002:

(i)	save as between Amersham and wholly-owned subsidiaries of Amersham or for the Amersham Shares issued pursuant to the exercise of options granted prior to 10 October 2003 under the Amersham Share Schemes, issued or agreed to issue, authorised or proposed the issue of additional shares of any class save to the extent the same is not material in the context of the Acquisition;

(ii)	save as between Amersham and wholly-owned subsidiaries of Amersham, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities save to the extent the same is not material in the context of the Acquisition;

(iii)	other than to another member of the Amersham Group and save as provided in the Implementation Agreement, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv)	save for intra-Amersham Group transactions, merged with or demerged from any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over or leased or licensed any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge, security interest, lease or licence, in each case save in the ordinary course of business or to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(v)	save for intra-Amersham Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(vi)	save for intra-Amersham Group transactions, issued, authorised or proposed the issue of any debentures or incurred or increased any indebtedness or become subject to any guarantee or other contingent liability save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(vii)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(viii)	implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business, save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole, or, save in respect of normal annual salary increases in accordance with past remuneration policies, entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract with any director or senior executive;

(ix)	entered into or changed or authorised, proposed or announced its intention to enter into or change any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or might reasonably be expected to be restrictive on the businesses of any member of the Wider Amersham Group or the Wider GE Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which, in any case, has a material adverse effect on the Wider Amersham Group or the Wider GE Group (as the case may be) taken as a whole;

(x)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(xi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(xii)	waived, settled or compromised any claim otherwise than in the ordinary course of business save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(xiii)	made any alteration to its memorandum or articles of association or other incorporation documents or, except for any change required by reason of a concurrent change in applicable law, regulation or generally accepted accounting practice, to any method of accounting or accounting practice used by it on 10 October 2003 and which, in any case, is materially adverse in the context of the Wider Amersham Group taken as a whole;

(xiv)	amended the terms (including terms relating to acceleration of vesting) of any of the Amersham Share Schemes in a manner which is materially adverse in the context of the Wider Amersham Group taken as whole;

(xv)	entered into or varied any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business, or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or proposed to, effect any of the transactions, matters or events referred to in this Condition;

and, for the purposes of sub-paragraphs (iii), (iv), (v) and (vi) of this Condition (j) only, the term “Amersham Group” shall mean Amersham and its wholly-owned subsidiaries;

(k)	since 31 December 2002, and save as disclosed in the Amersham Annual Report and Accounts or the Amersham Interim Results or as otherwise publicly announced by or on behalf of Amersham (by the delivery of an announcement to a Regulatory Information Service as specified in the Listing Rules) prior to 10 October 2003 or as otherwise fairly disclosed to GE in writing by or on behalf of Amersham prior to 10 October 2003:

(i)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the Wider Amersham Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Amersham Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Amersham Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Wider Amersham Group which in any such case might be expected to adversely affect any member of the Wider Amersham Group to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole;

(iii)	no contingent or other liability having arisen or become apparent to GE which would be likely to adversely affect any member of the Wider Amersham Group to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole; and

(iv)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Amersham Group which is necessary for the proper carrying on of its business to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole;

     (l)  GE not having discovered:

(i)	that any financial, business or other information concerning the Wider Amersham Group publicly disclosed by Amersham or disclosed to GE at any time by or on behalf of any member of the Wider Amersham Group prior to 10 October 2003 is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole;

(ii)	that any member of the Wider Amersham Group is subject to any liability (contingent or otherwise) save to an extent the same is not material in the context of the Wider Amersham Group taken as a whole which is not disclosed in the Amersham Annual Report and Accounts or the Amersham Interim Results or as otherwise publicly announced by or on behalf of Amersham (by the delivery of an announcement to a Regulatory Information Service as specified in the Listing Rules) prior to 10 October 2003 or as otherwise fairly disclosed to GE in writing by or on behalf of Amersham prior to 10 October 2003; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Amersham Group;

(m)	GE not having discovered that:

(i)	any past or present member of the Wider Amersham Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (actual or contingent) or cost on the part of any member of the Wider Amersham Group in any case to an extent which is material and adverse in the context of the Wider Amersham Group taken as a whole;

(ii)	there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider Amersham Group which is material in the context of the Wider Amersham Group taken as a whole to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Amersham Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction; or

(iii)	there is, or is reasonably likely to be, any person or class of persons proposing to bring a claim which is material in the context of the Wider Amersham Group taken as a whole against any past or present member of the Wider Amersham Group in respect of, or there is, or is reasonably likely to be, any liability (actual or contingent) of any past or present member of the Wider Amersham Group which is material in the context of the Wider Amersham Group taken as a whole as a result of or relating to, any material, chemical, product or process now or previously held, used, sold, manufactured, carried out, under development or research; and

(n)	the Implementation Agreement not having been terminated in accordance with its terms.

For the purposes of these Conditions the “Wider Amersham Group” means Amersham and its subsidiary undertakings, associated undertakings and any other undertaking in which Amersham and/or such undertakings (aggregating their interests) have a significant interest and the “Wider GE Group” means General Electric and its subsidiary undertakings, associated undertakings and any other undertaking in which General Electric and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A of the Companies Act which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20 per cent. or more of the equity share capital (as defined in the Companies Act) of any undertaking.

2.	Subject to paragraph 6, GE reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the above Conditions, except Conditions (a), (b), (c) and (f). GE shall be under no obligation to waive or treat as fulfilled any of Conditions (d), (e) or (g) to (n) inclusive by a date earlier than the date specified or referred to above for the fulfilment thereof notwithstanding that the other Conditions may at any date earlier than such date have been fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

3.	In the event that Pre-Condition (a) is waived, the Scheme will not proceed (or, if applicable, the Offer will lapse) if the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or makes a referral to a competent authority of the United Kingdom under Article 9(3) of the Merger Regulation and there is a subsequent reference to the Competition Commission or the Office of Fair Trading refers the Acquisition or any aspect of such Acquisition to the Competition Commission before (in each case) the date on which the Scheme becomes effective (or, if applicable, the later of 3:00 p.m. (London time) on the first closing date of the Offer and the time and/or date on which the Offer becomes or is declared unconditional as to acceptances). In such circumstances, neither Amersham nor any Amersham Shareholder will be bound by any term of the Scheme (or, if applicable, the Offer will cease to be capable of further acceptance and GE and the accepting Amersham Shareholders will cease to be bound by acceptances submitted at or before the time when the Offer so lapses).

4.	If GE is required by the Panel to make an offer for the Amersham Shares (including Amersham Shares represented by Amersham ADSs) under the provisions of Rule 9 of the City Code, GE may make such alterations to the terms and conditions of the Acquisition as are necessary to comply with the provisions of that Rule.

5.	GE reserves the right to amend the Conditions at the time the Acquisition is made to delete references to the Pre-Conditions in Conditions (d) and (e).

6.	GE reserves the right to elect to implement the proposed acquisition of the Amersham Shares and the Amersham ADSs by way of an Offer. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme. In particular, Conditions (a) to (c) inclusive will not apply and the Offer will be subject to the following further Conditions:

(a)	valid acceptances being received (and not, where permitted, withdrawn) by not later than 3:00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as GE may, with the consent of the Panel or in accordance with the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as GE may decide) in nominal value of the Amersham Shares (including the Amersham Shares represented by Amersham ADSs) to which the Offer relates, provided that this Condition shall not be satisfied unless GE and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Amersham Shares (including the Amersham Shares represented by Amersham ADSs) carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Amersham; and provided further that this Condition shall be capable of being satisfied only at a time when all other Conditions have been satisfied or waived.

For the purposes of this Condition:

(i)	shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the register of members of Amersham;

(ii)	the expression “Amersham Shares (including the Amersham Shares represented by Amersham ADSs) to which the Offer relates” shall be construed in accordance with sections 428 to 430F of the Companies Act;

(iii)	valid acceptances shall be treated as having been received in respect of any Amersham Shares which GE shall, pursuant to section 429(8) of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptances of the Offer; and

(iv)	as the Offer will be extended into the United States, the first closing date of the Offer shall be not earlier than the first date permissible under SEC regulations; and

(b)	the Registration Statement, and any post-effective amendments thereto, having become effective under the Securities Act and no stop order suspending the effectiveness of such Registration Statement or any part thereof having been issued and no proceeding for that purpose having been initiated or threatened by the SEC.

Further Terms of the Acquisition

The Amersham Shares which will be acquired by GE under the Acquisition will be acquired fully paid or credited as fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature and together with all rights now or hereafter attaching to them, subject, in the case of dividends, to the entitlements referred to in Section 4 of the main announcement.

The New GE Shares to be delivered as consideration under the Acquisition will be fully paid (non assessable) and will rank pari passu in all respects with GE Shares in issue at the time the New GE Shares are delivered pursuant to the Acquisition, including the right to receive and retain dividends and other distributions (if any) paid on or after the Effective Date (or, if applicable, before the date on which the Offer becomes or is declared unconditional in all respects). The New GE Shares will be free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever. Further details of the New GE Shares will be set out in the Acquisition Document.

APPENDIX III

Implementation Agreement

Under the Implementation Agreement:

(a)	Amersham and GE have given each other certain undertakings regarding implementation of the Scheme (or, if applicable, the Offer);

(b)	GE and Amersham have agreed to co-operate with each other towards satisfaction of the Pre-Conditions and regulatory Conditions;

(c)	GE has agreed that it will waive satisfaction of any immaterial regulatory Condition, provided it is not illegal or unlawful to proceed with the Acquisition without satisfaction of such Condition;

(d)	GE has agreed to make a payment to Amersham of £59.88 million if the Pre-Conditions and regulatory Conditions are not satisfied or waived by 10 October 2004 provided (i) the non-fulfilment of, or delay in fulfilment of, the Pre-Conditions or regulatory Conditions is not as a result of any act, omission or failure to provide information on the part of Amersham in certain circumstances, (ii) the Amersham Board has not prior to such date withdrawn or modified (in such a way that the Amersham Board’s view is at best neutral) its recommendation to Amersham Shareholders to vote in favour of the Scheme (or, if applicable, to accept the Offer), or (iii) no Competing Proposal has been announced which is subsequently successful;

(e)	Amersham has agreed to make a payment to GE of £59.88 million if (i) a third party acquires Amersham pursuant to a Competing Proposal, or (ii) the Amersham Board withdraws or modifies (in such a way that the Amersham Board’s view is at best neutral) its recommendation to Amersham Shareholders to vote in favour of the Scheme (or, if applicable, to accept the Offer), where in each case the Exchange Ratio is less than the Maximum Exchange Ratio at the time a Competing Proposal is announced or at the time of the withdrawal of the recommendation (as the case may be);

(f)	Amersham has agreed to certain provisions relating to the conduct of the Amersham Group’s business in the period up to the completion of the Acquisition, including agreeing to obtain the consent of GE: (i) to the acquisition or disposal of assets in each case above £125 million; to the incurring of net indebtedness exceeding £345 million (when aggregated with existing net indebtedness); and to the payment of dividends exceeding the rate of growth in earnings per share and in any event exceeding 115 per cent. of the aggregate amount of dividends paid in respect of the year ended 31 December 2002; (ii) to carrying on business other than in the ordinary course and in all material respects consistently with past practice; to making certain changes to its share capital; and to taking action which would require Amersham Shareholder approval under Rule 21 of the City Code or under the Listing Rules; and

(g)	General Electric has agreed to procure performance by GE Investments of its obligations under the Implementation Agreement.

The Implementation Agreement will terminate, inter alia, if (i) the Regulatory Pre-Conditions are not satisfied or waived by 10 October 2004 (or such later date as GE may, with the approval of the Panel and Amersham determine) or (ii) on the implementation of a Competing Proposal. GE also has certain termination rights in respect of a breach of the covenants referred to in paragraph (f) above as follows. Termination rights must be exercised within 30 days (or such longer period as the Panel may allow) of GE becoming aware of the relevant breach. Prior to the satisfaction or waiver of the Regulatory Pre-Conditions, GE can terminate the Implementation Agreement if there is a breach of any of the covenants referred to in paragraph (f)(i) or a material breach of any of the covenants referred to in paragraph (f)(ii). After satisfaction or waiver of the Regulatory Pre-Conditions, the Pre-Condition relating to the termination of the Implementation Agreement will cease to apply, but GE continues to have the right to terminate the Implementation Agreement if there is a breach of any of the covenants referred to in paragraph (f)(i). However, in relation to breaches of the covenants referred to in paragraph (f)(ii), GE can only terminate the Implementation Agreement if the breach is of material significance to GE in the context of the Acquisition and Note 2 on Rule 13 of the City Code will apply. Any termination of the Implementation Agreement will give GE the right not to proceed with the Acquisition.

Further details of the Implementation Agreement will be set out in the Acquisition Document.

APPENDIX IV

Sources and Bases of Information

Save as otherwise set out in this announcement, the following constitute the bases and sources of certain information and calculations referred to in this announcement:

Financial Information

(i)	The financial information relating to General Electric has been extracted from its audited annual accounts for the years to which such information relates and the quarterly unaudited financial statements as published by General Electric for the relevant periods and unaudited company data, all of which are prepared in accordance with US GAAP.

(ii)	The financial information relating to Amersham has been extracted from its audited annual accounts for the relevant periods and the interim unaudited financial statements for the relevant periods as published by Amersham, all of which are prepared in accordance with UK GAAP.

Price of Amersham Shares

The price of Amersham Shares on any particular date is, unless otherwise stated, the official closing price on the London Stock Exchange at close of business on such date, derived from Bloomberg.

Issued Share Capital of Amersham

On 9 October 2003 Amersham had 703,135,827 Amersham Shares in issue.

The directors of Amersham beneficially held 361,537 Amersham Shares on 9 October 2003.

Diluted Share Capital of Amersham

The value placed on the diluted share capital of Amersham by the Acquisition has been determined on the basis of 703,135,827 Amersham Shares in issue on 9 October 2003 and a net dilution effect of 14,772,684 new Amersham Shares resulting from the 45,806,719 options for new Amersham Shares outstanding under the Amersham Share Schemes as at 9 October 2003 and from the 220,000 new Amersham Shares expected to be issued before the Effective Date (or, if applicable, the date on which the Offer becomes or is declared unconditional in all respects).

The net dilution effect of 14,772,684 has been calculated under the treasury method assuming the exercise of all options for new Amersham Shares under the Amersham Share Schemes net of the repurchase of Amersham Shares at 800 pence with the option exercise proceeds.

Price of GE Shares

The price of GE Shares on any particular date is, unless otherwise stated, the closing quotation on the New York Stock Exchange on such date, derived from Bloomberg. The GE Share price as at 9 October 2003 is $30.13.

Market Capitalisation of General Electric

The market capitalisation of General Electric as at 9 October 2003 is calculated on the basis of the above price and 10,040,860,127 GE Shares in issue as at 26 September 2003.

Premium of Acquisition

The terms of the Acquisition value each Amersham Share (on the basis of the Sterling GE Price at Announcement of £18.32) at 800 pence. The premium that these terms represent has been calculated by reference to the price of an Amersham Share of 552 pence on 7 October 2003, the last trading day prior to the announcement by Amersham that it had received an approach.

Exchange Rates

Except where otherwise indicated, the following exchange rates have been used in this announcement:

Relating to Date / Period	$ / £

9 October 2003	1.66

30 June 2003	1.65

31 December 2002	1.61

1 January 2003 to 9 October 2003	1.61

1 January 2003 to 30 June 2003	1.61

1 January 2002 to 31 December 2002	1.50

Sterling GE Price at Announcement

The Sterling GE Price at Announcement has been calculated on the basis of the average price (in dollars) of a GE Share calculated on the basis of the daily volume weighted average price of a GE Share on the New York Stock Exchange for the ten consecutive trading days prior to, but not including, 9 October 2003, converted into sterling using the daily 3:00 p.m. (London time) Bank of England $/£ fix.

	Daily Volume Weighted Average	3:00 PM Bank of	Sterling GE Price
Date	GE Share Price (in $)	England Fix ($/£)	(in £)

25 Sep-2003	30.6875	1.6594	18.4931
26-Sep-2003	29.9419	1.6617	18.0188
29-Sep-2003	30.3509	1.6517	18.3756
30-Sep-2003	29.8260	1.6712	17.8471
1-Oct-2003	30.3630	1.6613	18.2767
2-Oct-2003	30.6527	1.6694	18.3615
3-Oct-2003	31.0943	1.6669	18.6540
6-Oct-2003	30.9286	1.6710	18.5090
7-Oct-2003	30.6656	1.6717	18.3440
8-Oct-2003	30.3537	1.6608	18.2766
10 Day Average			18.3156

The daily volume weighted average price of a GE Share on the NYSE are sourced from Bloomberg (using function “AQR” for the relevant 24 hour period). The daily 3:00 p.m. (London time) Bank of England fixes for the $/£ exchange rates are sourced from the Bank of England page on Bloomberg (using function “BOE”).

On the basis of the above table, the Sterling GE Price at Announcement is £18.32.

Applying the Exchange Ratio on the basis of the Sterling GE Price at Announcement of £18.32, by dividing £8.00 by £18.32 and then rounding down the resulting ratio to four decimal places gives an Exchange Ratio at Announcement of 0.4367 New GE Shares for every Amersham Share.

Maximum Exchange Ratio

The Maximum Exchange Ratio is calculated by taking the Sterling GE Price at Announcement of £18.32, multiplying it by 78.4 per cent. and by dividing the resulting price of £14.36 into £8.00 and rounding down the resulting ratio to four decimal places. This gives a Maximum Exchange Ratio of 0.5571 New GE Shares for every Amersham Share.

Proforma 2003 Revenue Estimate for GE Healthcare Technologies

The proforma 2003 revenue estimate for the combined GE Healthcare Technologies business has been calculated by aggregating General Electric’s estimate of 2003 revenues for GE Medical and Instrumentarium and consensus analyst estimates for Amersham.

APPENDIX V

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

"Acquisition”	Means the proposed acquisition by GE of Amersham, by means of the Scheme, or should GE so elect, by means of the Offer;

"Acquisition Document”	Means the Scheme Document (together with the relevant forms of proxy to accompany such document), or should GE elect to make the Offer, the Offer Document (together with the Forms of Acceptance to accompany such document);

"Amersham”	Means Amersham plc;

"Amersham ADSs”	Means American Depository Shares of Amersham, each representing five Amersham Shares;

"Amersham Annual Report and Accounts”	Means the audited annual consolidated financial statements of the Amersham Group for the financial year ended 31 December 2002;

"Amersham Board”	Means the board of directors of Amersham;

"Amersham EGM” or "Extraordinary General Meeting”	Means the extraordinary general meeting of Amersham Shareholders as may be convened for the purposes of considering and, if thought fit, approving certain resolutions required to approve and implement the Scheme;

"Amersham Group”	Means Amersham and its subsidiary undertakings;

"Amersham Interim Results”	Means the unaudited consolidated financial statements of the Amersham Group for the six-month period ended 30 June 2003;

"Amersham Securities”	Means Amersham Shares and Amersham ADSs;

"Amersham Share Schemes”	Means the Amersham Executive Share Option Scheme 1993, the Amersham 2001 Executive Share Option Scheme, the Amersham Share Option Scheme 1992, the Amersham 2002 Sharesave Plan, the Amersham North America Stock Option Plan 2000, the Amersham Long Term Incentive Plan 2002, the Amersham US Employee Stock Purchase Plan and the Agreement Granting Restricted Share Awards to one of the directors of Amersham;

"Amersham Shareholders”	Means the holders of Amersham Shares;

"Amersham Shares”	Means issued and to be issued ordinary shares of 5 pence each in the capital of Amersham;

"Australia”	Means the Commonwealth of Australia and its dependent territories;

"business day”	Means a day (excluding Saturdays, Sundays and public holidays) on which banks generally open for business in London and New York, or either as specified;

“Canada”	Canada, its possessions and territories and all areas subject to its jurisdiction or any political sub-division thereof;

"City Code”	Means The City Code on Takeovers and Mergers of the United Kingdom;

"Combined Group”	Means the GE Group, as enlarged by the Acquisition;

"Companies Act”	Means the Companies Act 1985;

"Competing Proposal”	Means an offer or merger proposed by any third party in respect of Amersham or for the shares of Amersham;

"Completion Date” or "Completion”	Means the trading day on the NYSE prior to the date on which the Final Court Order is granted, or should GE elect to make the Offer, the date on which the Offer becomes or is declared unconditional in all respects;

"Conditions”	Means the conditions to the Acquisition set out in Appendix II;

"Court”	Means the High Court of Justice in England and Wales;

"Court Meeting”	Means the meeting or meetings of the Amersham Shareholders (or the relevant class or classes thereof) as may be convened pursuant to an order of the Court under section 425 of the Companies Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

"Effective Date”	Means the date on which the Scheme becomes effective;

"Exchange Ratio”	Means on any date the number (expressed as a fraction rounded down to four decimal places) of New GE Shares to be delivered as consideration for each Amersham Share under the terms of the Acquisition determined by dividing 800 pence by the average Sterling GE Price calculated over the ten consecutive trading day period up to, but not including, that date;

"Final Court Hearing”	Means the date on which the petition to enact the Scheme is heard by the Court (which is expected to be the business day prior to the Effective Date);

“Final Court Order”	Means the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of capital provided for by the Scheme under section 137 of the Companies Act;

"Form of Acceptance”	Means the form of acceptance relating to the Offer which will, should GE elect to make the Offer, accompany the Offer Document;

"GE”	Means General Electric and GE Investments, which companies intend to acquire Amersham jointly under the Acquisition in the proportions of 79 and 21 per cent., respectively of the issued share capital of Amersham (or as otherwise agreed by General Electric and GE Investments);

"GE Group”	Means General Electric and its subsidiary undertakings;

"GE Investments”	Means GE Investments, Inc., a subsidiary of General Electric;

"GE Medical”	Means GE Medical Systems, a division of General Electric;

"General Electric”	Means General Electric Company;

"GE Shares”	Means $0.06 par value common stock of General Electric;

"Goldman Sachs”	Means Goldman Sachs International;

"Implementation Agreement”	Means the agreement dated 10 October 2003 between General Electric, GE Investments and Amersham relating to the Acquisition, details of which are set out in Appendix III;

"Japan”	Means Japan, its cities, prefectures, territories and possessions;

"JPMorgan”	Means J.P. Morgan plc;

"Listing Rules”	Means the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000;

"London Stock Exchange”	Means the London Stock Exchange plc;

"Maximum Exchange Ratio”	Means the maximum number of New GE Shares to be delivered as consideration for each Amersham Share under the terms of the Acquisition, being 0.5571 New GE Shares for each Amersham Share;

"Meetings”	Means the Court Meeting and the Amersham EGM;

"Morgan Stanley”	Means Morgan Stanley & Co. Limited;

"New GE Shares”	Means the GE Shares to be delivered pursuant to the terms of the Acquisition, whether new, treasury or previously issued;

"Norway”	Means the Kingdom of Norway, its territories and possessions;

"NYSE”	Means the New York Stock Exchange;

"Offer”	Means, should GE elect to make the Acquisition by way of an offer, the recommended offer to be made by Goldman Sachs on behalf of GE once the Pre-Conditions have been satisfied or waived to acquire all of the Amersham Shares, including as appropriate the offer to holders of Amersham ADSs in respect of the Amersham Shares underlying such ADSs, on the terms and subject to the conditions set out in this announcement and to be set out in the Offer Document and where the context admits, any subsequent revision, variation, extension or renewal of such Offer;

"Offer Document”	Means, should GE elect to make the Offer, the document to be sent to Amersham Shareholders and holders of Amersham ADSs which will contain, inter alia, the terms and conditions of the Offer;

"Official List”	Means the Official List of the UK Listing Authority;

"Panel”	Means the Panel on Takeovers and Mergers of the United Kingdom;

"Posting Date” or “Posting”	Means the date on which the Acquisition Document is posted to Amersham Shareholders and holders of Amersham ADSs;

"Pre-Conditions”	Means the pre-conditions to the posting of the Acquisition Document set out in Appendix I;

"Record Date”	Means the record date for the Scheme, which is expected to be the close of business on the business day immediately preceding the date of the Final Court Order;

"Registration Statement”	Means, should GE elect to make the Offer, the registration statement on Form S-4 relating to the Offer to be filed by General Electric with the SEC under the Securities Act;

"Regulatory Pre-Conditions”	Means Pre-Conditions (a) and (b);

"Scheme”	Means, once the Pre-Conditions have been satisfied or waived, the proposed acquisition of the Amersham Shares by GE by way of a scheme of arrangement under section 425 of the Companies Act, on the terms and subject to the conditions set out in this announcement and to be set out in the Scheme Document;

"Scheme Document”	Means the document to be sent to Amersham Shareholders and holders of Amersham ADSs which will contain, inter alia, the terms and conditions of the Scheme and will include the notices convening the Meetings;

"SEC”	Means the United States Securities and Exchange Commission;

"Securities Act”	Means the US Securities Act of 1933 and the rules thereunder;

"Sterling GE Price”	Means on any day the price (in dollars) of a GE Share calculated on the basis of the daily volume weighted average price of a GE Share on the NYSE for the ten consecutive trading days prior to, but not including, that day, converted into sterling using the daily 3:00 p.m. (London time) Bank of England (or any successor organisation) $/£ fix;

"Sterling GE Price at Announcement”	Means £18.32 being the average Sterling GE Price for the ten consecutive trading days prior to, but not including, 9 October 2003;

"Sterling GE Price at Completion”	Means the average Sterling GE Price for the ten consecutive trading days prior to, but not including, the Completion Date;

"Sterling GE Price at Posting”	Means the average Sterling GE Price for the ten consecutive trading days prior to, but not including, the Posting Date;

"trading day”	Means a day on which trading takes place on the NYSE and the London Stock Exchange, or either as specified;

"UK” or “United Kingdom”	Means the United Kingdom of Great Britain and Northern Ireland;

"UK Listing Authority”	Means The Financial Services Authority in its capacity as the competent authority under the Financial Services and Markets

Act 2000; and

"US” or “United States”	Means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

All references to legislation in this announcement are to English legislation unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

For the purposes of this announcement, “subsidiary undertaking” and “subsidiary” have the meanings under the Companies Act.

The daily volume weighted average price of a GE Share on the NYSE for calculating the Sterling GE Price will be derived from Bloomberg (or any replacement service) page “AQR” (or such other page as may replace such page) using prices representing all trading information for that relevant 24 hour period (“EDT”).

The daily 3:00 p.m. (London time) Bank of England (or any successor organisation) $/£ fix for calculating the Sterling GE Price will be derived from Bloomberg (or any replacement service) page “BOE” (or such other page as may replace such page).

References to “£”, “sterling” and “pence” are to the lawful currency of the United Kingdom and references to “$” and “dollars” are to the lawful currency of the United States.